Press Release

InBev nv/sa

082-05759

Brussels, 1 February 2007 - 1/1

[redacted]

InBev announces share buy-back program

Exercising the authority granted to it by the Extraordinary General Meeting of Shareholders of April 25th, 2006, InBev S.A.'s (Euronext: INB) Board of Directors has resolved that the Company commence a share buy-back program of InBev shares for an amount of up to 300 million euro. This new share buy-back program will run until the end of October 2007, and may be renewed thereafter.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 85 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2005, InBev realized 11.7 billion euro of revenue.
For further information visit www.InBev.com

Contact information

Marianne Amssoms
Vice President External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Thelke Gerdes
Investor Relations Manager
Tel: +32-16-27-68-88
E-mail: thelke.gerdes@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: philip.ludwig@inbev.com

Labatt Breweries of Canada signs support agreement to acquire Lakeport Brewing Income trust units

InBev (Euronext/ INB) announced today that Labatt Brewing Company Limited (Labatt) has entered into a Support Agreement (the "Agreement") with Lakeport Brewing Income Fund ("Lakeport") to acquire all of the outstanding units of Lakeport at a purchase price of CDN $28.00 (18.30 euro*) per unit in cash for an aggregate purchase price of just over CDN$201.4 million (131 million euro*) ("Offer".) A take-over bid circular, containing the full terms of the Offer will be mailed to Lakeport's unit holders together with the Board of Trustee's circular and other related documents in connection with the Offer ("Offering Documents"). The Offering Documents will be mailed by the third week of February.

Under the Agreement, the Board of Trustees of Lakeport unanimously recommends that unit holders accept the Offer, which represents a premium of 36% based on the $20.57 closing price for the Lakeport units on the Toronto Stock Exchange on January 31, 2007.

Miguel Patricio, Zone President North America said, *"I am pleased to announce this agreement with Lakeport. Lakeport has had great success growing their brands in the value segment of the highly competitive Ontario beer market and we look forward to building on Lakeport's success in this area. This announcement demonstrates our commitment to growing Labatt in Canada and ensuring that our consumers have as much choice as possible across all beer segments."*

Completion of the Offer is subject to certain customary conditions, among other things, there being validly deposited under the Offer and not withdrawn that number of units that constitutes at least 66 2/3% of the issued and outstanding units of Lakeport (calculated on a fully diluted basis). If a sufficient number of units to meet the minimum tender condition are tendered to the Offer, Labatt has agreed to pursue lawful means of acquiring the remaining units, including, without limitation, through a subsequent acquisition transaction. The parties will make a pre-merger filing under the Competition Act as is customary for transactions of this size. The parties will endeavour to close the transaction at the earliest possible date, while allowing the Competition Bureau time to review the transaction in the ordinary course.

Roseto Inc., which is wholly owned by Teresa Cascioli, the Chair and Chief Executive Officer of Lakeport, and Ms. Cascioli, have entered into a lock-up agreement which provides that, subject to certain terms and conditions, they will conditionally exercise all exchange rights and convert all Class B LP units in Lakeport Brewing Limited Partnership for Fund units and will deposit all of their Fund units (including any Fund units to be received pursuant to the Fund's Long-Term Incentive Plan (LTIP) and the redemption of Class D LP units) to the Offer. In certain circumstances, including where the Board of Trustees terminates the Agreement, Roseto Inc. and Ms. Cascioli may withdraw the units tendered to the Offer. The units subject to the lock-up agreement represent approximately 1,553,894 Fund units, which represent approximately 21.6% of the fully diluted units of the Fund.

The transaction is subject to notification to the Competition Bureau as is customary for transactions of this size. The Bureau will conduct its review in the ordinary course.

Dutch and French versions of this press release will be posted on www.InBev.com later today.

* *Based on hedged exchange rate of approximately 0.65 CDN/€.*

About Lakeport
Lakeport Brewing Income Fund is an Ontario-based brewery focused on producing value-priced beer for the Ontario market. Lakeport produces nine proprietary beer brands, two of which, Lakeport Honey Lager and Lakeport Pilsener, are among the top selling brands in the province. Lakeport has approximately 200 full-time employees at its production facility in Hamilton, Ontario. Lakeport's trust units trade on the TSX under the symbol TFR.UN (TFR stands for two-four).

About Labatt
Founded in London, Ontario in 1847 and the proud brewer of more than 60quality beer brands, Labatt is Canada's largest brewery.

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 85 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2005, InBev realized 11.7 billion euro of revenue.
For further information visit www.InBev.com

Contact information

Marianne Amssoms
Vice President External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Thelke Gerdes
Investor Relations Manager
Tel: +32-16-27-68-88
E-mail: thelke.gerdes@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: philip.ludwig@inbev.com

END

* *Based on hedged exchange rate of approximately 0.65 CDN/€.*